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                                                                    EXHIBIT 12.1

                 AT&T WIRELESS SERVICES INC., AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

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

                                                            For the Three
                                                             Months Ended                  Year Ended December 31,
                                                              March 31,        ----------------------------------------------
                                                                 2001          2000      1999       1998       1997      1996
                                                            -------------      ----      ----       ----       ----      ----
Pre-tax income (loss) from continuing operations
   before minority interest adjustment and equity
   investee income (loss)                                   $    174          $ 383     $(697)     $ 152      $   7     $ 393

Fixed charges:
   Interest expensed and capitalized                              80            208       224        195        178       163
   Portions of rental expense representing interest               33             90        68         60         50        34
   Pre-tax dividends on preferred stock held by AT&T              68            210        91         91         91        91
                                                            -------------     -----     -----      -----      -----     -----
Total Fixed charges(B)                                           181            508       383        346        319       288

Distributed income of equity investees                             2            198       232        233        221       167
Capitalized interest                                             (33)          (123)      (88)       (75)      (178)     (163)
                                                            -------------     -----     -----      -----      -----     -----

Pre-tax income from continuing operations before
   minority interest adjustment, equity investee
   income (loss), and fixed charges(A)                      $    324          $ 966     $(170)     $ 656      $ 369     $ 685
                                                            -------------     -----     -----      -----      -----     -----

Ratio of Earnings to Fixed Charges(A)/(B)                        1.8            1.9      (0.4)       1.9        1.2       2.4
                                                            =============     =====     =====      =====      =====     =====
                                                                                           (1)


(1) Due primarily to the asset impairment and restructuring charges recorded in 1999, earnings were not sufficient to cover fixed charges for the year ended December 31, 1999. Additional earnings of $553 would be required to obtain a Ratio of Earnings to Fixed
Charges of 1:1, for the year ended December 31, 1999.
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